UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512 and 333-213412) and Form F-3 (Registration Numbers 333-209336 and 333-211511) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 2, 2016, the Company completed the sale and issuance of 861,878 American Depositary Shares (“ADSs”), representing 861,878 ordinary shares of the Company (the “Option Shares”), DKK 1 nominal value per share, at a public offering price of $19.00 per ADS, pursuant to the Underwriting Agreement (the “Underwriting Agreement”) dated October 18, 2016 by and among the Company and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC as representatives of the several underwriters named therein (collectively, the “Underwriters”). The Company issued the Option Shares pursuant to a partial exercise (the “Option Exercise”) by the Underwriters of their right, for 30 days, to purchase up to 947,368 additional ADSs at the public offering price. After giving effect to the issuance of the Option Shares and the 6,315,789 ADSs on October 24, 2016, the Company received net proceeds from the offering of the ADS pursuant to the Underwriting Agreement of approximately $127.4 million, after deducting the Underwriters’ commissions and estimated offering expenses payable by the Company.

In connection with the Option Exercise, the Company amended its Articles of Association to provide for the issuance and sale of the Option Shares. A copy of the amended Articles of Association is attached as Exhibit 1.1 hereto and is incorporated herein by reference.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: November 2, 2016	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association.